SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35348A; File No. 812-15507

FS Credit Opportunities Corp., et al.

October 21, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.[1]

Applicants: FS Credit Opportunities Corp., PA Senior Credit Opportunities Fund, L.P., FS Senior Credit Fund II, L.P., FS Global Advisor, LLC, FS Credit Income Fund, FS Credit Income Advisor, LLC, FS Specialty Lending Fund, FS/EIG ADVISOR, LLC, FS Tactical Opportunities (LOI) Splitter, L.P., FS Tactical Opportunities (SI) Splitter, L.P., FS Tactical Opportunities (LOI) Splitter II, L.P., FS Tactical Opportunities (SI) Splitter II, L.P. and FS Tactical Advisor, LLC.

Filing Dates: The application was filed on September 19, 2023, and amended on January 24, 2024, May 23, 2024, September 18, 2024 and October 18, 2024.

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[1] The Commission issued a notice of application on October 3, 2024, Release No. IC-35348. Applicants subsequently amended the application to add additional applicants.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on November 12, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Stephen S. Sypherd, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112; James A. Lebovitz, David Bartels, Cira Centre, 2929 Arch Street, Philadelphia, PA 19104.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended and restated application, dated October 18, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at, at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.